UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X          Form 40-F
                   -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No  X
             -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INDEX
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Item
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1.   Cooperation Agreement on the Research and Development of Avian Flu Vaccine
     for Human Use between Sinovac Biotech Co., Ltd. and the Center for Disease Control & Prevention of China.
2.   Press Release dated December 16, 2004 - Exhibit 99.1


Item 1. Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use between Sinovac Biotech Co., Ltd. and the Center for Disease Control & Prevention of China.
--------------------------------------------------------------------------------

Effective December 15, 2004, Sinovac Biotech Ltd. through its majority owned subsidiary, Sinovac Biotech Co., Ltd., entered into a Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use with the Center for Disease Control & Prevention of China ("China CDC"). In accordance with this agreement, China CDC is responsible for: (i) monitoring and assessing all future flu information and for embarking on sustained study of molecular epidemiology on prevalent virus strains to promptly identify the strains that may lead to the flu epidemic; (ii) guiding the planning of the research and development of the avian flu vaccine for human use and will participate in its research and development and the design of its production technology; (iii) undertaking the genome analysis of virus strains and the antigen analysis, and monitoring the effects of immunity protection during the course of the research and development of the vaccine; and (iv) providing technical guidance and requirements in the areas of vaccine use, vaccine storage and assessment of the effects of the vaccine. Sinovac Biotech Co., Ltd. is responsible for using its established research and production technology in vaccines for human use to research and develop the avian flu vaccine for human use as well as for the reporting and production of the vaccine. Sinovac Biotech Co., Ltd. and China CDC have agreed to form a key task team for the project. If necessary, a corresponding organization will be set up to complete the research of the avian flu vaccine for human use and other related projects. Sinovac Biotech Co., Ltd. is responsible for funding the research and development of the avian flu vaccine for human use, including the introduction of virus strains. However, both parties may jointly use this project to apply for research funding from the appropriate government departments, to be used on the project and other related purposes. Under the terms of this agreement, the new drug certificate, production documents, patent and specialized technology for the avian flu vaccine for human use will be made in Sinovac Biotech Co., Ltd.'s name and as a result will remain the properties of Sinovac Biotech Co., Ltd.

A copy of the Cooperation Agreement on the Research and Development of Avian Flu Vaccine for Human Use between Sinovac Biotech Co., Ltd. and the China CDC is attached to this Form 6-K as Exhibit 10.1.


                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SINOVAC BIOTECH LTD.
                                             --------------------


Date:  January 5, 2004                       By:     /s/ Lily Wang
                                                 -------------------------------
                                                  Lily Wang, CFO and a Director